Michael L. Kaplan
Tel. 602.445.8313
Fax 602.445.8615
KaplanM@gtlaw.com
October 31, 2007
VIA EDGAR AND COURIER
Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Staff
100 F Street, N.E.
Washington, D.C. 20549

Re:	Suntron Corporation Schedule 13E-3 File No. 005-78138
Dear Mr. Pressman:
          On behalf of the parties to the above-referenced Schedule 13E-3 filing, we are responding to the comments received from the staff of the Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “Staff”) in a letter dated October 17, 2007.
          Concurrently with the submission of this letter, the Company is filing via EDGAR, Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (File No. 005-78138) (the “Schedule 13E-3”). The Schedule 13E-3 has been amended in response to the Staff’s comments. For your convenience, we have hand-delivered three copies of the amended Schedule 13E-3 as well as a marked copy of the filing tracking all changes made since the initial filing.
          We have reproduced the text of the comments below, followed by the responses that we have been authorized to make on behalf of the parties to the above-referenced filing. All references herein to page numbers and captions correspond to the Schedule 13E-3, unless specified otherwise.
Schedule 13E-3
1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why each of the persons who contributed securities SUNN Acquisition and each of the control persons listed in Schedule I is not an affiliate engaged in this going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. In addition, please explain why the company has not been identified as a filing person. Alternatively, revise to include each person as a filing person on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of the Schedule 13E-3, Item 1014 of

Michael Pressman
Special Counsel
October 31, 2007

Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).
RESPONSE:
Inclusion of the Thayer Parties (as defined below) as Filing Persons.
Pursuant to the Staff’s comment, we have included Thayer|Hidden Creek Partners, LLC, TC Equity Partners IV, L.L.C., Thayer|Hidden Creek Management, L.P., TC Co-Investors IV, L.L.C., Thayer Equity Investors IV, L.P., TC Manufacturing Holdings, L.L.C., and TC KCO, L.L.C. (together the “Thayer Parties”) as filing persons and have amended the disclosure in the Schedule 13E-3 accordingly. The Thayer Parties hold a 60% interest in Thayer-Blum Funding III, LLC, which in turn holds an approximate 98.75% equity interest in SUNN Acquisition Corporation (“SUNN Acquisition”), a recently formed Delaware corporation that is intended to merge into Suntron Corporation (“Suntron”) pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”). In addition, the Thayer Parties hold the majority of the director positions on the board of managers for Thayer-Blum Funding III, LLC and on the board of directors for SUNN Acquisition. Furthermore, the Thayer Parties will provide debt financing to Suntron in order to pay the merger price as described in the Schedule 13E-3 on page 29. The other stockholders of Suntron who contributed their shares of Suntron common stock to SUNN Acquisition hold a 1.25% equity interest in SUNN Acquisition and are not in a position to control Thayer-Blum Funding III, LLC, SUNN Acquisition or Suntron.
We have reviewed Section III of Release No. 34-17719 per your request and note that, like X Corp. in Illustration 2 of Question and Answer No. 5 thereof, Suntron “is not engaging in any transaction described in Rule 13e-3(a)(4)(i) and is therefore not subject to the Rule.” Furthermore, neither the board of directors nor the stockholders of Suntron have any rights to vote on or consent to or approve or disapprove the merger under the DGCL.
Section 253 of the DGCL provides, in relevant part, as follows:
“(a) In any case in which at least 90% of the outstanding shares of each class of the stock of a corporation or corporations . . ., of which class there are outstanding shares that, absent this subsection, would be entitled to vote on such merger, is owned by another corporation and 1 of the corporations is a corporation of this State and the other or others are corporations of this State . . ., the corporation having such stock ownership may . . . merge itself . . . into 1 of the other corporations by executing, acknowledging and filing, in accordance with Section 103 of this title, a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors to so merge and the date of the adoption; provided, however, that in case the parent corporation shall not own all of the outstanding stock of all the subsidiary corporations, . . . the resolution of the board of directors of the parent corporation shall state the terms and conditions of the merger, including the securities, cash, property, or rights to be issued, paid, delivered or granted by the surviving corporation upon surrender of each share of the subsidiary corporation or corporations not owned by the parent corporation or the cancellation of some or all of such shares . . .”

Michael Pressman
Special Counsel
October 31, 2007

The only right provided to stockholders in a short form merger under Section 253 is the right to seek appraisal rights under Section 262 of the DGCL. Based on the foregoing, we respectfully submit that Suntron should not be identified as a filing person.
Purpose, Alternatives, Reasons and Effects of the Merger, page 2
2. Expand your discussion to describe all meetings, negotiations, contacts, etc., among filing persons relating to this transaction. Identify the participants in and initiator of each negotiation or contact, and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. Please revise to address the following examples, which is not intended to be an exhaustive list:
•	indicate when the parties began to consider their alternatives; and

•	disclose who first proposed the possibility of going private and when this occurred.
RESPONSE:
Pursuant to the Staff’s comment, we have added disclosure page 2 of the Schedule 13E-3.
3. If the filing persons considered other methods to reduce expenses other than going private, please discuss the alternatives considered and why they were ultimately rejected. See Item 1013(b) of Regulation M-A. In addition, disclose whether the filing persons considered the possibility of a third party buy-out. If the filing persons did not consider other such options, please explain why not.
RESPONSE:
Pursuant to the Staff’s request, we have added disclosure on page 5 to explain that Suntron has been restructuring its activities since 2005 to reduce expenses but that, given Suntron’s 2007 performance, the Filing Persons do not believe Suntron can be profitable in 2008 unless it goes private. Pursuant to the Staff’s comment, we have added disclosures on page 2 and 18 of the Schedule 13E-3 explaining why the filing persons did not consider a third party buy-out.
4. Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years and since the Sarbanes-Oxley Act was enacted several years ago, revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in the company’s operating history. See Item 1013(c) of Regulation M-A.
RESPONSE:
Pursuant to the Staff’s comment we have included the requested disclosures on page 4 and 5 of the Schedule 13E-3.

Michael Pressman
Special Counsel
October 31, 2007

Certain U.S. Federal Income Tax Considerations, page 6
5. Delete the word “certain” from the header. You are required to discuss the material tax consequences.
RESPONSE:
Pursuant to the Staff’s comment we have made the deletion on page 6 of the Schedule 13E-3 as requested.
6. Describe the tax consequences to filing persons.
RESPONSE:
Pursuant to the Staff’s comment we have disclosed on page 6 of the Schedule 13E-3 that the transaction will not have any material tax consequences to the filing persons.
Fairness of the Merger, Page 7
7. Revise the introductory paragraph to delete the statement that the filing persons “may be deemed” affiliates. In the alternative, if you believe the filing persons are not affiliates engaged in the going private transactions, please provide a detailed analysis supporting your position and explain why you identified them as filing persons.
RESPONSE:
Pursuant to the Staff’s comment, we have made the deletion on page 7 of the Schedule 13E-3 as requested.
8. Please revise to clarify that your discussion addresses unaffiliated stockholders as opposed to “Public Stockholders.”
RESPONSE:
Pursuant to the Staff’s comment we have clarified the discussion on page 2 of the Schedule 13E-3 as requested and used the defined term “Unaffiliated Stockholders” throughout the Schedule 13E-3.
9. Please expand your disclosure to explain why the filing persons believed liquidation would yield an amount that is less than going concern value.
RESPONSE:
Pursuant to the Staff’s comment we have added disclosure on page 18 of the Schedule 13E-3 explaining that the filing persons believed liquidation value would yield an amount that is less than going concern value, because it does not appropriately take into account the value attributable to a going concern, such as the interrelationships among the company’s assets,

Michael Pressman
Special Counsel
October 31, 2007

liabilities, customer base, product lines, operations, market presence, image and reputation, and staff expertise and depth.
10. Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please expand your disclosure to address the consideration given to going concern value. If the filing persons believes the analyses it performed are a reasonable proxy for going concern value please explain why.
RESPONSE:
Pursuant to the Staff’s comment we have added disclosure on page 18 of the Schedule 13E-3 to explain that the filing persons do not believe there is a single method of determining going concern value but that the financial analyses they performed in their totality are reflective of the going concern value.
11. Please expand your disclosure to separately address procedural fairness addressing, at a minimum, the disclosure required by Item 1014(c)-(e) of Regulation M-A. For instance, given that the majority vote of unaffiliated shareholders is not required for approval, please discuss the basis of the board’s belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to Answer to Question 21 of Release No. 34-17719 for additional guidance.
RESPONSE:
Pursuant to the Staff’s comment we have revised the disclosure under the subheading “Procedural fairness” on page 18 of the Schedule 13E-3 to explain the basis for the Filing Persons’ belief that the merger is procedurally fair.
* * * * *
     Attached hereto please find written statements from each of the filing persons making the acknowledgements requested pursuant to the Staff’s letter dated October 17, 2007. We appreciate your prompt review of the Schedule 13E-3. Please feel free to contact me at (602) 445-8313 with any questions.

Sincerely, Michael L. Kaplan

Thayer-BLUM Funding, III, LLC
1455 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 371-0150

October 31, 2007
VIA COURIER
Michael Pressman
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Staff
100 F Street, N.E.
Washington, D.C. 20549

Re:	Suntron Corporation
Schedule 13E-3
File No. 005-78138
Dear Mr. Pressman:
     Pursuant to the comments received from the staff of the Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “Staff”) in a letter dated October 17, 2007, the Filing Persons to the Schedule 13E-3, as amended (File No. 005-78138) (the “Schedule 13E-3”), hereby acknowledge the following:
•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3;

•	The Staff comments or changes to the disclosure in response to the Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing of the Schedule 13E-3; and

•	The Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, THAYER-BLUM FUNDING III, L.L.C.
By:	/s/ Scott D. Rued
	Name:	Scott D. Rued
	Title:	Manager

SUNN ACQUISITION CORPORATION
By:	/s/ Scott D. Rued
	Name:	Scott D. Rued
	Title:	President

Michael Pressman
Special Counsel
October 31, 2007

THAYER | HIDDEN CREEK PARTNERS, L.L.C.

By:	/s/ Lisa M. Withers
Name:	Lisa M. Withers
Its:	Attorney-in-Fact

TC EQUITY PARTNERS IV, L.L.C.

By:	Thayer | Hidden Creek Partners, L.L.C.
Its:	Managing Member

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

THAYER | HIDDEN CREEK MANAGEMENT, L.P.

By:	Thayer | Hidden Creek Partners, L.L.C.
Its:	General Partner

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

TC CO-INVESTORS IV, L.L.C.

By:	Thayer | Hidden Creek Management, L.P.
Its:	Sole Manager

By:	Thayer | Hidden Creek Partners, L.L.C.
Its:	General Partner

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

Michael Pressman
Special Counsel
October 31, 2007

THAYER EQUITY INVESTORS IV, L.P.

By:	TC Equity Partners IV, L.L.C.
Its:	General Partner

By:	Thayer | Hidden Creek Partners, L.L.C.
Its:	Managing Member

By:	/s/ Lisa M. Withers
	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

TC MANUFACTURING HOLDINGS, L.L.C.

By:	TC Co-Investors IV, L.L.C.
Its:	Managing Member

By:	Thayer | Hidden Creek Management, L.P.
Its:	Sole Manager

By:	Thayer | Hidden Creek Partners, L.L.C.
Its:	General Partner

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact

TC KCO, L.L.C.

By:	TC Co-Investors IV, L.L.C.
Its:	Managing Member

By:	Thayer | Hidden Creek Management, L.P.
Its:	Sole Manager

By:	Thayer | Hidden Creek Partners, L.L.C.
Its:	General Partner

	By:	/s/ Lisa M. Withers

	Name:	Lisa M. Withers
	Its:	Attorney-in-Fact